UBS SECURITIES LLC

DEUTSCHE BANK SECURITIES INC.

c/o UBS Securities LLC

299 Park Avenue

New York, New York 10171-0026

c/o Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

October 9, 2012

VIA EDGAR
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:                         Amira Nature Foods Ltd (the “Company”)
Registration Statement on Form F-1
(File No. 333-183612) (the “Registration Statement”)

Dear Mr. Schwall:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), UBS Securities LLC and Deutsche Bank Securities Inc., on their behalf and as representatives of the underwriters of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on October 10, 2012, at 7:00 a.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus dated September 27, 2012 in connection with the Registration Statement was distributed approximately as follows:

Copies to prospective underwriters:	150
Copies to prospective dealers:	161
Copies to institutional investors:	1,121
Copies to others:	911
Total	2,243

All of the underwriters have advised that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Daniel H. Klausner
	Name:	Daniel H. Klausner
	Title:	Executive Director

By:	/s/ Rakhee Bhagat
	Name:	Rakhee Bhagat
	Title:	Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Benjamin Marsh
	Name:	Benjamin Marsh
	Title:	Director

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

Signature page to Underwriter Acceleration Request